Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT
25 August 2022

Bionomics reports Full Year Financial Results

Bionomics Limited (ASX:BNO, OTCQB:BNOEF), today announced its financial results for the 12 months ended 30 June 2022.

Bionomics is a clinical stage biopharmaceutical company developing novel, allosteric, ion channel modulators designed to transform the lives of patients suffering from serious CNS disorders with high unmet medical need. Bionomics is advancing its lead product candidate, BNC210, an oral proprietary selective Negative Allosteric Modulator of the a7 nicotinic acetylcholine receptor (“a7 receptor”) for the acute treatment of Social Anxiety Disorder (“SAD”) and chronic treatment of Post-Traumatic Stress Disorder (“PTSD”).

During the fiscal year ended 30 June 2022, Bionomics made several advancements with the ongoing clinical development of BNC210. After receiving US Food and Drug Administration (“FDA”) clearance to proceed with evaluating BNC210 for the acute treatment of SAD followed by the FDA’s granting of Fast Track designation, the Company initiated its Phase 2 clinical trial (“the PREVAIL study”) in January 2022 to evaluate BNC210 for the acute treatment of SAD, with topline data expected by the end of 2022. The PREVAIL study is evaluating two doses of the oral tablet formulation of BNC210 compared to placebo as an acute treatment for SAD in approximately 150 patients.

Additionally, the Company advanced the development of BNC210 in a chronic indication in PTSD with the start of its Phase 2b ATTUNE study in July 2021. The ATTUNE study is a randomised, placebo-controlled study to evaluate the effects of twice daily dosing (900 mg) of the Company’s newly developed tablet formulation of BNC210. The topline data from the BNC210 Phase 2b ATTUNE study are expected in mid-2023.

The Company’s expertise and approach have been validated through its strategic partnership with MSD (known as Merck in the United States and Canada) for the Positive Allosteric Modulator program, which targets the a7 receptor that has garnered significant attention for treating cognitive deficits. The MSD collaboration currently includes two candidates that are in early-stage Phase 1 safety and biomarker clinical trials for treating cognitive impairment. The first compound has completed Phase 1 safety clinical trials in healthy subjects and is undergoing biomarker studies. In 2020, a second molecule that showed an improved potency profile in preclinical animal models was advanced by Merck under this collaboration into Phase 1 clinical trials.

During the year, the Company completed a US IPO and Nasdaq listing raising net proceeds of $26,670,801. The Company is now dual‑listed on the Australian Securities Exchange ("ASX") and Nasdaq where its American Depositary Shares ("ADSs") are listed at a ratio of 180 ordinary shares to one ADS under the ticker symbol “BNOX.”

Near-term Outlook

Exhibit 99.1

Bionomics remains focused on the development of its ongoing clinical programs in BNC210 and is closely managing both of its ongoing PREVAIL and ATTUNE clinical studies with upcoming topline data readouts around the end of 2022 and mid-2023, respectively. The Company is continuing to manage its Chemistry Manufacturing and Controls (“CMC”) and toxicology activities related to non-clinical development of BNC210 for planned future studies. In the ongoing effort to develop a commercial strategy, Bionomics contracted with Bluestar BioAdvisors to gain further insights into the US market potential for BNC210 as a treatment for PTSD and SAD, the results of which the Company plans to share more details of in the coming quarters.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.1

Released on authority of the Board.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations: Mr. Connor Bernstein Vice President, Strategy and Corporate Development +1 (650) 524-5143 cbernstein@bionomics.com.au

About Bionomics Limited
Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740